EXHIBIT 2.1

SECOND AMENDMENT TO MEMBERSHIP INTEREST PURCHASE AGREEMENT

This Second Amendment to Membership Interest Purchase Agreement (the “Amendment”) is made and entered into to be effective as of this 5th day of April, 2021, by and among Assisted 4 Living, Inc., a Nevada corporation (“Buyer”), Trillium Healthcare Group, LLC, a Florida limited liability company (“Seller”) and Richard T. Mason (“Mason”), and G. Shayne Bench (“Bench”, and together with Seller and Mason, each a “Seller Party”, and, collectively, the “Seller Parties”). Buyer and Seller Parties are collectively referred to herein as the “Parties” and individually as a “Party”.Capitalized but undefined terms in this Amendment shall have the meanings given them in the Membership Interest Purchase Agreement (as amended, the “Purchase Agreement”), dated as of January 29, 2021, by and among the Parties.

RECITALS:

A.	Section 10.3 of the Purchase Agreement provides that the Purchase Agreement may not be amended except by a written agreement signed by each of the Parties.

B.	The Parties previously entered into a certain First Amendment to Membership Interest Purchase Agreement, dated as of March 4, 2021, amending certain provisions in Article V of the Purchase Agreement.

C.	The Parties desire to enter into this Amendment to further amend the Purchase Agreement as set forth herein.

AGREEMENT

For valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereby agree as follows:

1.	Amendments to Purchase Agreement

(a)	Section 2.2(a) to the Purchase Agreement is hereby amended and restated in full as follows:

“(a) The aggregate purchase price (the “Purchase Price”) for the Interests is (i) the Base Cash Purchase Price, plus (ii) the Stock Consideration and the Post-Closing Stock Consideration (which shall be payable, issuable and subject to adjustment as set forth in Section 2.2(b) of this Agreement, as applicable).”

(b)	Section 2.2(b)(i) to the Purchase Agreement is hereby amended and restated in full as follows:

“(i)(A) if the PPP Loans have been forgiven and are discharged and satisfied in full prior to the Closing, then immediately following the Closing, Buyer shall cause the Group Companies to pay to Seller, a net amount equal to (1) the Base Cash Purchase Price Initial Payment, minus (2) the Closing Transaction Expenses Amount, if any (such aggregate net amount being, the “Closing Cash Amount”), which shall be paid by wire transfer of immediately available funds to the Purchase Price Bank Account in accordance with the wiring instructions set forth on Annex 1 to this Agreement, and

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(B) if the PPP Loans have not been forgiven and are not discharged and satisfied in full prior to the Closing, then no portion of the Base Cash Purchase Price will be paid to Seller at Closing and following the Closing, if the SBA or PPP Lender notifies any Group Company in writing that the PPP Loans have been forgiven and, in accordance with the provisions of the PPP Loan Escrow Agreement, any portion of the PPP Loan Escrow Amount is released from escrow pursuant to the PPP Loan Escrow Agreement and paid to a Group Company, Buyer shall promptly cause such Group Company to apply such funds as follows: (1) to Seller, an amount equal to the Closing Cash Amount, which shall be paid by wire transfer of immediately available funds to the Purchase Price Bank Account in accordance with the wiring instructions set forth on Annex 1 to this Agreement, and (2) any remaining funds shall be retained by the applicable Group Companies, free and clear of all claims of Seller. For the avoidance of doubt, the Seller Parties provide no assurance that the PPP Loans shall be forgiven or that the Group Companies shall retain any additional funds from the PPP Loan Escrow Amount and the Seller Parties shall not remain liable for any portion of the principal or interest of the PPP Loans that are not forgiven, except to the extent of the funds held pursuant to the PPP Loan Escrow Agreement;”

(c)	Section 2.2(b)(ii) of the Purchase Agreement is hereby amended by deleting the word “and” at the end of Section 2.2(b)(ii);

(d)	Section 2.2(b) of the Purchase Agreement is hereby amended by inserting the following immediately after Section 2.2(b)(iii):

“(iv) on or before the earlier of the date that is (A) thirty (30) days following the closing of an IPO, (B) ten (10) days following a determination by the board of directors of Buyer in its sole discretion that Buyer has sufficient surplus cash from which to pay the Base Cash Purchase Price Secondary Payment, or (C) ten (10) days following the one (1) year anniversary of the Closing, Buyer shall, or cause the Group Companies to, pay to Seller an amount equal to the Base Cash Purchase Price Secondary Payment, which shall be paid by wire transfer of immediately available funds to the Purchase Price Bank Account in accordance with the wiring instructions set forth on Annex 1 to this Agreement; and

(v) on or before the earlier of the date that is (A) thirty (30) days following the closing of an IPO, or (B) ten (10) days following the one (1) year anniversary of the Closing, Buyer shall issue the Post-Closing Stock Consideration to Seller.”

(e)	Section 2.2(c) to the Purchase Agreement is hereby amended and restated in full as follows:

“(c) if the PPP Loans have not been forgiven and are not discharged and satisfied in full prior to the Closing, then immediately prior to the Closing, Seller shall pay to the PPP Lender an amount equal to seven million ninety-nine thousand two hundred dollars ($7,099,200) (or such other amount as required to discharge and satisfy in full the PPP Loans, including all principal and interest and any penalties thereon) (the “PPP Loan Escrow Amount”) by wire transfer of immediately available funds, such amount to be held by the PPP Lender pursuant to the terms of the PPP Loan Escrow Agreement.”

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(f)	Section 2.5(a)(viii) to the Purchase Agreement is hereby amended and restated in full as follows:

“(viii) if the PPP Loans have not been forgiven and are not discharged and satisfied in full prior to the Closing, an escrow agreement between Greenside Healthcare Properties, LLC and the PPP Lender and an escrow agreement between IANE Properties I, LLC and the PPP Lender (individually and collectively, the “PPP Loan Escrow Agreement”) for the escrow of the PPP Loan Escrow Amount pending determination of such applicable Group Companies’ application for forgiveness of the PPP Loans, in a form acceptable to Buyer, duly executed by the PPP Lender and the other parties thereto;”

(g)	Section 2.5(b)(i) to the Purchase Agreement is hereby amended and restated in full as follows:

“[INTENTIONALLY DELETED];”

(h)	Section 5.17 to the Purchase Agreement is hereby amended and restated in full as follows:

“5.17 Treatment of Release of PPP Escrow Fund. If the PPP Loans have not been forgiven and are not discharged and satisfied in full prior to the Closing and, following the Closing, the SBA or PPP Lender notifies any Group Company in writing that the PPP Loans have been forgiven and, in accordance with the provisions of the PPP Loan Escrow Agreement, any portion of the PPP Loan Escrow Amount is released from escrow pursuant to the PPP Loan Escrow Agreement and paid to a Group Company, Buyer shall promptly cause such Group Company to pay or retain the amount of the PPP Loan Escrow Amount so received pursuant to Section 2.2(b)(i); provided, however, notwithstanding any provision herein to the contrary and for the avoidance of doubt, if the PPP Loans are not forgiven, neither Buyer nor any Group Company shall have any obligation to Seller for any portion of the PPP Loan Escrow Amount.”

(i)	Section 5.18(b) to the Purchase Agreement is hereby amended and restated in full as follows:

“(b) Buyer shall, during the period following Buyer’s receipt of the Initial Schedule Update until April 15, 2021 (the “Review Period”), have the option to notify Seller in writing of Buyer’s intention to terminate this Agreement by reason of any matter disclosed in the Initial Schedule Update unless an acceptable amendment, adjustment or other modification to this Agreement is made by written agreement of the Seller Parties and Buyer; provided, however, if Buyer or its Representatives are continuing to review or analyze the information referenced in the Initial Schedule Update or any information relating thereto (including information received in response to any corresponding diligence requests or follow-up requests), if any diligence requests or follow-up requests remain unsatisfied, and/or is continuing to negotiate in good faith in connection with such Initial Schedule Update or information relating thereto or otherwise at the option of Buyer, such Review Period shall automatically be extended for an additional fifteen (15) days. If the Seller Parties and Buyer are unable to agree on such modification or adjustment within three (3) Business Days of such notice from Buyer, Buyer shall have the right, by written notice delivered to Seller at any time thereafter but prior to the Closing, either to (i) accept the Initial Schedule Update and proceed with the Closing notwithstanding the information disclosed in the Initial Schedule Update, or (ii) terminate this Agreement by delivery of written notice to Seller.”

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(j)	Section 7.1(a)(iii) to the Purchase Agreement is hereby amended and restated in full as follows:

“(iii) any Cash Deficit or Transaction Expenses of any Group Company (in each case, to the extent not satisfied at Closing and, in the case of a Cash Deficit, to the extent not taken into account in as a reduction in the amount of the Base Cash Purchase Price);”

(k)	Section 7.1(a)(vi) to the Purchase Agreement is hereby amended and restated in full as follows:

“(vi) the expenditure, allocation or use by any Group Company, prior to Closing, of any funds received under the CARES Act in violation, breach or contravention of the CARES Act (including, with respect to any amount of the Provider Relief Fund received by any Group Company, the Provider Relief Fund distribution terms and conditions) or reporting or other obligations that may arise post-Closing in connection with funds received under the CARES Act and, for the avoidance of doubt, any Liability with respect to the PPP Loans that is not satisfied in full pursuant to the PPP Loan Escrow Agreement; or”

(l)	The definition of “Base Cash Purchase Price” now appearing in Exhibit A of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

“‘Base Cash Purchase Price’ means four million dollars ($4,000,000) minus the amount of any Cash Deficit at Closing.”

(m)	The definition of “Minimum Cash on Hand” now appearing in Exhibit A of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:

“‘Minimum Cash on Hand’ means the greater of (a) nine million one hundred thousand dollars ($9,100,000), and (b) the sum of (i) two million dollars ($2,000,000), plus (ii) the PPP Loan Escrow Amount, if any, plus (iii) the Closing Transaction Expenses Amount, if any.

(n)	Exhibit A of the Purchase Agreement is hereby amended by inserting the following new definitions in the appropriate alphabetical order:

“‘Base Cash Purchase Price Initial Payment’ means two million dollars ($2,000,000).”

“‘Base Cash Purchase Price Secondary Payment’ means the Base Cash Purchase Price minus the Base Cash Purchase Price Initial Payment.”

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“IPO” means a public offering of Common Stock after the Closing pursuant to an effective registration statement filed under the Securities Act (other than a registration (i) pursuant to a Registration Statement on Form S-8 (or other registration solely relating to an offering or sale to employees or directors of Buyer pursuant to any employee stock plan or other employee benefit arrangement), (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), or (iii) in connection with any dividend or distribution reinvestment or similar plan).

“Post-Closing Stock Consideration” means shares of Common Stock valued at five million dollars ($5,000,000), which shall be determined based on a price per share of Common Stock as determined as follows: (a) in the case of Common Stock to be issued following an IPO pursuant to Section 2.2(b)(v), (i) if the IPO is underwritten by a nationally recognized underwriting firm, the initial offering price (on a per share basis) of Common Stock in connection with such IPO or (ii) if the IPO is not underwritten by a nationally recognized underwriting firm, the reference price or opening sale price per share as determined and announced by the applicable trading market in effect immediately prior to the time when shares of Common Stock are eligible to begin trading in connection with such IPO, or (b) in the case of Common Stock to be issued pursuant to Section 2.2(b)(v)(B), the average of the VWAP of Common Stock during each Trading Day during the twenty (20) Trading Day period ending one (1) Trading Day prior to the date of issuance, which, in each case, shall be subject to such reasonable restrictions, including underwriting restrictions, as determined by Buyer.

"Trading Day" means a day on which the Pink Open Market or other market operated by OTC Markets Group, Inc. (or any successors thereof) is open for trading.

"VWAP" means the daily dollar volume-weighted average sale price for Common Stock on the Pink Open Market or other market operated by OTC Markets Group, Inc. on any particular Trading Day (during the period beginning at such time as such market publicly announces is the official open of trading, and ending at such time as such market publicly announces is the official close of trading), as reported by Bloomberg Financial Markets (or if the Company is unable to gain access to Bloomberg Financial Markets information or if such market is not reported by Bloomberg Financial Markets, as reasonably determined by Buyer, using share price information and volume reported on the OTC Markets website, taking the average price of the high, low and closing prices per share for a given day and multiplying by the daily trading volume for such day, for each day during the VWAP period and dividing the sum of all VWAP calculations for each day by the total trading volume for the entire VWAP period). All such determinations of VWAP shall be appropriately and equitably adjusted in accordance with the provisions set forth herein.

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2.

Full Force and Effect. Except as modified or amended hereby, the provisions, conditions and terms of the Purchase Agreement shall remain unchanged and in full force and effect.In the case of any inconsistency between the provisions of the Purchase Agreement and this Amendment, the provisions of this Amendment shall govern and control.

3.

Counterparts. This Amendment may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Amendment and all of which, when taken together, will be deemed to constitute one and the same agreement.The exchange of copies of this Amendment and of signature pages by facsimile, or by .pdf or similar imaging transmission, will constitute effective execution and delivery of this Amendment as to the Parties and may be used in lieu of the original Amendment for all purposes.Signatures of the Parties transmitted by facsimile, or by .pdf or similar imaging transmission, will be deemed to be their original signatures for any purpose whatsoever.

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IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first written above.

BUYER:

ASSISTED 4 LIVING, INC.

By:	/s/ Janet Huffman
Name:	Janet Huffman
Its:	Chief Financial Officer

SELLER PARTIES: TRILLIUM HEALTHCARE GROUP, LLC

By:	/s/ Shayne Bench
Name:	Shayne Bench
Its:	Chief Financial Officer

/s/ Richard T. Mason
RICHARD T. MASON

/s/ Shayne Bench
G. SHAYNE BENCH

[Signature page to Second Amendment to Membership Interest Purchase Agreement]